UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Digital Turbine, Inc.

(Name of Issuer)

Common Stock, $0.0001

(Title of Class of Securities)

25400W102

(CUSIP Number)

March 6, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400W102

1.	Names of Reporting Persons. Trident Capital Management-VII, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,649,864

	6.	Shared Voting Power

	7.	Sole Dispositive Power 5,649,864

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,649,864

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.95(1)%

12.	Type of Reporting Person (See Instructions) OO

(1)  Percentage based on 56,775,561 shares of common stock of Digital Turbine, Inc. (“Digital”) outstanding as of March 6, 2015 as reported by Digital to the reporting person.

CUSIP No. 25400W102

1.	Names of Reporting Persons. Trident Capital Fund-VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,493,611

	6.	Shared Voting Power

	7.	Sole Dispositive Power 5,493,611

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,493,611

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.676(1)%

12.	Type of Reporting Person (See Instructions) PN

(1) Percentage based on 56,775,561 shares of common stock of Digital Turbine, Inc. (“Digital”) outstanding as of March 6, 2015, as reported by Digital to the reporting person.

CUSIP No. 25400W102

1.	Names of Reporting Persons. Trident Capital Fund-VII Principals Fund, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 156,253

	6.	Shared Voting Power

	7.	Sole Dispositive Power 156,253

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,253

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.275(1)%

12.	Type of Reporting Person (See Instructions) OO

(1) Percentage based on 56,775,561 shares of common stock of Digital Turbine, Inc. (“Digital”) outstanding as of March 6, 2015, as reported by Digital to the reporting person.

Item 1.
	(a)	Name of Issuer: Digital Turbine, Inc. (formerly Mandalay Digital Group, Inc.)
	(b)	Address of Issuer’s Principal Executive Offices: 2811 Cahuenga Boulevard West Lost Angeles, California 90068

Item 2.
(a)

Name of Person Filing:
This statement is being filed by Trident Capital Management-VII, L.L.C. (“TCM-VII”), Trident Capital Fund-VII, L.P. (“Fund-VII”), and Trident Capital Fund-VII Principals Fund, L.P. (“Principals-VII”).  TCM-VII serves as the sole general partner of Fund-VII and Principals-VII.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of TCM-VII, Fund-VII and Principals-VII is:
c/o Trident Capital
505 Hamilton Avenue, Suite 200
Palo Alto, California 94301

	(c)	Citizenship: TCM-VII —Delaware Fund-VII—Delaware Principals-VII —Delaware
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 25400W102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).
	(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).
	(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	Investment adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);
	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);
	(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of March 6, 2015:

•      Fund-VII was the record holder of 5,493,611 shares of Common Stock (the “Fund-VII Shares”);

•      Principals-VII was the record holder of 156,253 shares of Common Stock (the “Principals-VII Shares”);

By virtue of their relationship as affiliated entities, each of Fund-VII and Principals-VII may be deemed to beneficially own the Fund-VII Shares and the Principals-VII Shares for an aggregate of 5,649,864 shares (the “Record Shares”). TCM-VII, as sole general partner of Fund-VII and Principals-VII, may also be deemed to beneficially own the Record Shares. The Managing Members of TCM-VII are Donald R. Dixon, John H. Moragne and Arneek A. Multani (the “TCM-VII Members”). The TCM-VII Members may also be deemed to beneficially own the Record Shares. Each reporting person and each TCM-VII Member disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any, and this report shall not be deemed an admission that the reporting persons or any TCM-VII Member are the beneficial owner of all of the reported shares.

	(b)	Percent of class:

TCM-VII	9.95%
Fund-VII	9.676%
Principals-VII	0.275%

The foregoing percentages are calculated based on 56,775,561 shares of Common Stock of Digital outstanding as of March 6, 2015, as reported by Digital to the reporting persons.
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote

TCM-VII	5,649,864,
Fund-VII	5,493,611
Principals-VII	156,253

(ii)	Shared power to vote or to direct the vote See item 4(a) above.
(iii)	Sole power to dispose or to direct the disposition of

TCM-VII	5,649,864
Fund-VII	5,493,611
Principals-VII	156,253

(iv)	Shared power to dispose or to direct the disposition of See item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 13, 2015

TRIDENT CAPITAL MANAGEMENT VII, L.L.C
Executed by the undersigned as an authorized signatory of the foregoing limited liability company:

/s/ John H. Moragne
John H. Moragne

TRIDENT CAPITAL FUND-VII, L.P.
Executed by the undersigned as an authorized signatory of the general partner of the foregoing fund:

/s/ John H. Moragne
John H. Moragne

TRIDENT CAPITAL FUND-VII PRINCIPALS FUND L.L.C.
Executed by the undersigned as an authorized signatory of the sole member of the foregoing limited liability company:

/s/ John H. Moragne
John H. Moragne

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: March 13, 2015

TRIDENT CAPITAL MANAGEMENT VII, L.L.C
Executed by the undersigned as an authorized signatory of the foregoing limited liability company:

/s/ John H. Moragne
John H. Moragne

TRIDENT CAPITAL FUND-VII, L.P.
Executed by the undersigned as an authorized signatory of the general partner of the foregoing fund:

/s/ John H. Moragne
John H. Moragne

TRIDENT CAPITAL FUND-VII PRINCIPALS FUND L.L.C.
Executed by the undersigned as an authorized signatory of the sole member of the foregoing limited liability company:

/s/ John H. Moragne
John H. Moragne